25002853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67086

SEC Mail Processing
MAR 3 1 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GrowthPoint Technology Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 California Street, Suite 1250
(No. and Street)

San Francisco	CA	94108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karyn M.White	650 369-4988	kwhite@gptpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn M. White, swear or affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of GrowthPoint Technology Partners, LLC as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED ACKNOWLEDGEMENT/JURAT FROM NOTARY PUBLIC

Signature: Karyn M. White

Title: CFO

Notary Public:

PLEASE ACKNOWL FROM NO

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 27 day of March, 2025, by Karyn M. White, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KAYLA MARIE KNIGHT
COMM. # 2498545
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. AUG. 25, 2028
MGC1

(Seal) Signature [signature]

SEE ATTACHED
DGEMENT/JURAT
TARY PUBLIC

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrowthPoint Technology Partners, LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America, except for the effects of recording the wholly-owned subsidiary as an investment under the equity method discussed in the following paragraph.

As discussed in Note 4, the Company has elected to present its financial statements on an unconsolidated basis. The Company has reported its investment in the affiliate using the equity method. Note 4 includes a summary of the consolidated group's financial data. Consolidation would have materially affected certain financial statement line items.

Basis for Opinion

These financial statements are the responsibility of GrowthPoint Technology Partners, LLC's management. Our responsibility is to express an opinion on GrowthPoint Technology Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GrowthPoint Technology Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I –Net Capital Computation and Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of GrowthPoint Technology Partners, LLC's financial statements. The supplemental information is the responsibility of GrowthPoint Technology Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GrowthPoint Technology Partners, LLC's auditor since 2017.
Walnut Creek, California
March 24, 2025

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Financial Condition

As of December 31, 2024

Assets

Cash	$	1,747,197
Due from Affiliates		551,825
Investment in Subsidiary		498,842
Other Assets		399,061
Prepaid Expense		315,220
Right of Use Asset		196,354
Fees Receivable		132,500
Fixed Assets, net		34,423
Total assets	$	3,875,423

Liabilities and Members' Equity

Accounts Payable and Accrued Liabilities	$	108,964
Pension Plan accrual		637,000
Lease Liability		196,354
Deferred Revenue		102,500
Total liabilities		1,044,818
Members' equity		2,830,605
Total liabilities and members' equity	$	3,875,423

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. The Company provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC does not maintain possession or control of customer funds or securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07.") The Company has identified its CEO as its Chief Operating Decision Maker ("CODM") responsible for making decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents financial results. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

In 2021, GrowthPoint Technology Partners, LLC formed and capitalized GrowthPoint Technology Partners UK LTD ("the subsidiary"). The subsidiary began operations during 2021. As of December 31, 2024, the subsidiary was a member of the Financial Services Authority ("FSA") which regulates financial services markets, exchanges, and financial services firms in the United Kingdom. The subsidiary was formed to support the activities of GrowthPoint Technology Partners, LLC. The subsidiary receives all revenues from GrowthPoint Technology Partners, LLC and incurs its own operating expenses.

The investment in the subsidiary is recorded on the Company's books using the equity method of accounting, as the Company exerts significant control over its subsidiary. Accordingly, the net changes in the Company's investment in its subsidiary are recorded as a gain or loss on the Statement of Income, as "Operating Costs of Subsidiary."

Operations outside of the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investments and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company and the subsidiary do not engage in hedging activities to mitigate their exposure to fluctuations in foreign currency exchange rates. There were no dividends received by the Company from its foreign subsidiary. At December 31, 2024, the assets, liabilities and equity of the subsidiary's foreign operations were $787,596, $288,754, and $498,842, respectively.

Basis of Presentation - The accompanying accrual basis financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable – Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Accounts receivable were $132,500 as of December 31, 2024.

Prepaid Expenses – Prepaid expenses are payments made before year-end for expenses to be incurred in future periods. At December 31, 2024, the Company had $315,220 in prepaid expenses.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition - The Company enters into advisory engagement contracts that contain variable advisory fees and non-refundable, fixed engagement fees. For the Company's advisory fees, revenues are recognized at a point in time when the transaction is complete since related performance obligations have been satisfied. For the Company's engagements, revenues for engagement fees are recognized upon completing the performance of several distinct service obligations over the duration of the contract. The engagement fees are booked as revenue when such performance obligations are fully met. The performance obligations of engagement fees are distinct and separate from those of advisory fees.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. For the year ended December 31, 2024, expenses of $146,846 have been billed to clients, of which 73% have been collected, 20% are not yet billed, and 7% are billed and awaiting payment. Based on historical experience, over 90% of expenses billed to clients are collected. The Company policy is to record these amounts on a cash basis.

Income Taxes - For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2024.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2024, cash exceeded the FDIC insured limit of $250,000 by $1,497,197.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses. For the year ended December 31, 2024, the Company had four customers that comprised 40%, 18%, 13%, and 12% of advisory and engagement fees revenue.

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2024:

Furniture and equipment	$ 35,832
Computers	94,946
Video Equipment	50,553
Total fixed assets	181,331
Less accumulated depreciation and amortization	(146,908)
Fixed assets, net	$34,423

For the years ended December 31, 2024, depreciation expense was $36,212.

3. Due from Affiliates

During 2022, the Company formed two affiliated companies, GrowthPoint Asset Management and StealthPoint LLC ("the affiliates") and executed a Promissory Note with StealthPoint, LLC for $50,000. The Company expects the $50,000 Promissory Note to be paid off in 2025. During 2024, the Company paid expenses of $94,262 on behalf of the affiliates. The total due from the affiliates at December 31, 2024, including accrued interest, was $551,825. There were no services provided to/from the Company and its affiliates during the year.

4. Investment in Subsidiary

The investment in the Company's foreign-owned UK subsidiary is recorded on the Company's books using the equity method of accounting, as the Company exerts significant control over its subsidiary. Accordingly, the net changes in the Company's investment in its subsidiary are recorded as a gain or loss on the Statement of Income, as "Operating Costs of Subsidiary." The Company is subject to the Securities and Exchange Commission financial reporting rule 17a-5, which requires in section (d)(2)(i) of the rule that a summary of financial data, including the assets, liabilities, and net worth of the unconsolidated subsidiary, be included in the notes to the financial statements reported on by the independent public accountant.

At December 31, 2024, the assets, liabilities and equity of GrowthPoint Technology Partners UK Limited ("the subsidiary") were $787,596, $288,754, and $498,842, respectively. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date.

5. Commitments and Contingencies

The Company began operating from leased facilities in San Francisco in January, 2024 and in London on June 1, 2021. Lease payments for the London office were paid in full for the duration of the two-year lease in 2021, through May of 2023, and further paid in full for the duration of the lease renewal, through May of 2025. Company rent expense for the year ended December 31, 2024 was $159,115 for leased facilities in San Francisco.

Aggregate future minimum lease obligations for the operating leases in effect at December 31, 2024 were as follows:

Year Ending:	
2025	$175,231
2026	$112,309
Thereafter	$ 0
Total:	$287,540

The Company recognized a right-of-use asset and lease liability in accordance with ASU 2016-02 (Topic 842.) At December 31, 2024, the right-of-use asset and lease liability balances were $196,354 each which is a discounted value of future payments at 4%. The Company is unaware of any other material commitments or contingencies that have not been disclosed in the financial statements.

6. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, an employee must complete 3 months of service and be at least 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit-sharing contributions and cash balance plan contributions in an amount to be determined by the Managing Directors. To be eligible for profit-sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

An estimated discretionary profit-sharing and cash balance contribution of $637,000 was recognized as of December 31, 2024, to be paid by September 15, 2025.

7. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, GrowthPoint Technology Partners, LLC had net capital of $1,847,199 which was $1,790,635 in excess of its required net capital of $56,564. At December 31, 2024, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was .46 to 1, which is within the required regulatory range. The Company's investment in its foreign subsidiary has been deducted from the Company's net worth in the computation of Net Capital, and the Company received no flow-through capital benefits from the subsidiary as of December 31, 2024.

8. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk. There were no transfers in or out of Level 3 during the year.

The carrying amounts approximate fair value because of the short maturity of these instruments.

9. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.